 Exhibit 99.1

SNDL to Announce Third Quarter 2023 Financial Results on November 13, 2023

CALGARY, AB, Oct. 27, 2023 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL") announced today that it will release its third quarter financial results for the period ended September 30, 2023, before market opens on Monday, November 13, 2023.

Following the release of its third quarter financial results, SNDL will host a conference call and webcast at 10:30 a.m. EST (8:30 a.m. MST) on Monday, November 13, 2023.

WEBCAST ACCESS

To access the live webcast of the call, please visit the following link:

https://services.choruscall.ca/links/sndl2023q3.html

REPLAY

A telephone replay will be available for one month. To access the replay, dial:

Canada/USA Toll Free: 1-800-319-6413 or International Toll: +1-604-638-9010

When prompted, enter Replay Access Code: 0541

The webcast archive will be available for three months via the link provided above.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry.

For more information on SNDL, please go to https://www.sndl.com/.

View original content to download multimedia:https://www.prnewswire.com/news-releases/sndl-to-announce-third-quarter-2023-financial-results-on-november-13-2023-301969584.html

SOURCE SNDL Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2023/27/c7854.html

%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 07:00e 27-OCT-23